U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                      AMENDMENT NO. 3 TO
                           FORM 10-SB12G


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                           BUSINESS ISSUERS
 UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          SYNREAL SERVICES CORP.
             ---------------------------------------------
            (Name of Small Business Issuer in its charter)


             Nevada                    88-0471263
    ----------------------    ----------------------------------
   (State of incorporation)  (I.R.S. Employer Identification No.)


    600-890 W. Pender St., Vancouver, B.C., Canada       V6C 1J9
    ----------------------------------------------       -------
   (Address of principal executive offices)             (Zip Code)

              Issuer's Telephone Number:    (604) 899-0987


   Securities to be registered pursuant to 12(b) of the Act: NONE
     Securities to be registered pursuant to 12(g) of the Act:


                      COMMON STOCK $.001 PAR VALUE
                      ----------------------------
                           (Title of Class)

                                 PART I

ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------

Synreal Services Corp. was incorporated in the State of Nevada on August 28, 2000 to engage in the business of providing due diligence and administrative services for real estate syndications. We are a development stage company and have not yet commenced business operations.

Industry Overview
-----------------
Until recently, the non-institutional investor's options have been very limited to standard investment instruments such as stocks, bonds, term deposits and government debt instruments.
In many cases, individual investors have simply found that, in order to obtain annual returns exceeding the mid-single digits, their choices for reasonable, passive investment returns were
limited to stock-based mutual funds.   In Canada,  a
relatively recent alternative has been the creation of merchant advisory services to facilitate pooled investment opportunities, or "syndicates", for groups of like-minded individuals seeking the opportunity to invest in income-producing real estate. Over the past five years, Canadian-based advisors have sourced and arranged real estate investments, on behalf of their clients, in excess of hundreds of millions of dollars.

Business - Plan of Operation
----------------------------
We intend to develop conservative real estate syndicates in the Provinces of British Columbia and Alberta, Canada, that will capitalize on the private investors' desire to diversify their investment holdings from the traditional offering of stocks, bonds and government debt instruments. The syndicates will provide investors with an opportunity to participate in the ownership of various types of real estate holdings, including multi-family rental, office and industrial properties. The typical holding period established for the syndicates (i.e. the date of acquisition to the date of sale of the real estate held by the limited partnership and the distribution of net proceeds), will be from five to seven years. Upon the distribution of net proceeds to the limited partners, no new business will be undertaken by the limited partnership and it will be wound up. Synreal Services is not and does not intend to become a reporting issuer under the securities legislation of British Columbia and Alberta, Canada, and, accordingly, investors will be required to hold their limited partnership units until the wind-up of the limited partnership or the sale thereof to other limited partners, as provided for in the limited partnership agreement.

  The limited partnership agreements will stipulate that no limited partner shall sell, assign, pledge, charge or otherwise dispose of, encumber, or in any manner transfer any of their limited partnership interest, whether voluntarily or by operation of law, or by gift or otherwise, unless the transferee shall first have obtained the written consent of the general partner (which consent may be arbitrarily withheld) and then shall have entered into an agreement with the general partner and all of the other limited partners: (a) agreeing to be bound by the terms of the limited partnership agreement, (b) agreeing to be bound by any other agreement the transferring limited partner has entered into pursuant to the terms of the limited partnership agreement,
(c) consenting to any resolutions of the limited partners under the limited partnership agreement, and (d) assuming all of the obligations of the transferring limited partner under the limited partnership agreement and agreeing to be bound by the terms of the limited partnership agreement in the same manner as the transferring limited partner.

We will be subject to all the laws, rules and regulations of the British Columbia and Alberta Securities Acts relating to the formation and management of the syndicates.

The syndicates, which will take the form of limited partnerships, will be one hundred percent owned and ultimately controlled by
 the limited partners.   We will serve as the general
partner to implement the terms of the limited partnership agreements and facilitate the acquisition and operation of the target asset.

Synreal Services will be paid a fee upon the acquisition of a target asset for sourcing the asset, conducting the purchase due diligence, arranging financing and securing the investors. Purchase due diligence will include conducting detailed physical inspection of the property and neighborhood; reviewing the property's operating statements; reviewing leases and rental agreements on the property; engaging professional engineering firms to conduct pre-purchase structural, electrical, mechanical and building envelop inspections; reviewing engineering reports; reviewing market reports provided by the Canadian Mortgage and Housing Corporation and local real estate boards to confirm reasonableness of rental rates; reviewing title for both financial and non-financial encumbrances; confirming with municipal authorities zoning compliance and historical designations; searching municipal records for outstanding fire, health or other work orders; confirming with Canadian provincial authorities compliance with boiler and, if elevators on site, elevating device regulations; engaging appraiser to confirm property valuation.

Real estate "syndications" will be created for each real estate acquisition by the establishment of limited partnerships which will hold 100% of the beneficial interest in the acquired real estate; limited partnership units will be issued to each limited partner of the respective limited partnerships in proportion to the amount of his or her subscription to the total amount of the limited partnership capital subscription.

Each syndicate will typically hold only one apartment property (unless a portfolio is acquired from one vendor) that ranges in value from $1.5 to $3.0 million (or, based on a 30-unit building, $50,000 to $100,000 per unit) depending on condition, age, rents,
location, etc. of the property.   The limited partnerships will
not be structured to facilitate the acquisition of further properties once a target property has been acquired.

Acquisitions will be limited to apartment buildings of 30 or more units located in regional districts or municipalities situated in the Provinces of British Columbia and/or Alberta, Canada, with populations of a least 50,000. With a targeted minimum yield requirement of 8%, we intend to acquire 30 - 50 year old properties typically of 3 to 4 story wood-frame construction. Many factors will be considered in the targeting and evaluation of properties for proposed acquisition by limited partnerships including: identifying opportunities to invest in undervalued real estate assets that can be acquired for significantly less than their replacement cost; identifying real estate in emerging growth markets due to such factors as favorable local and/or provincial tax policy and the recovery of resource based industries (the primary resource extraction and processing communities in British Columbia and Alberta, Canada are starting to recover due to a streamlining of cost intensive government regulations, as well as commodity price stabilization after being hit hard by the declines in lumber and pulp prices in the past two years) ; sourcing 'diamonds-in-the-rough" - poorly managed real estate with income upside or expense reduction potential; and taking advantage of favorable lending environments such as community credit unions in smaller centers).

Limited Partners will be required to contribute at least $50,000 to each limited partnership, although, in certain cases the minimum required may be higher pursuant to statutory exemption requirements under the B.C. and Alberta securities legislation. Limited partners will not be required to contribute capital to the limited partnerships over and above their initial subscription. In the event we determine that the limited partnership requires further capital and we are unable to borrow funds on behalf of the limited partnership, and the limited partners do not wish to contribute the needed funds, the limited partnership will be required to sell its assets, thereby liquidating the limited partnership, and to distribute the net proceeds to the limited partners.

We will be paid an annual asset management fee for the administration of the limited partnership, overseeing the third party property manager engaged to manage the asset on a day-to-day basis, reporting to the limited partners on a regular basis and issuing distributions pursuant to the limited partnership agreement. Administrative services will include all those activities normally undertaken by a prudent owner of apartment properties such as engaging and supervising the services of a property manager; reviewing monthly management reports; reviewing and setting rental rates; acquiring property damage and liability insurance; ensuring compliance with mortgage covenants (i.e. provision of operating statements and evidence of insurance coverage); as well as general administrative duties provided by us, which will include reporting to and making distributions to the limited partners.

We may be removed as the general partner by simple majority vote of the limited partners at any time after acquisition of the target asset.

We believe a significant opportunity is available to facilitate non-institutional group investment, as investing in real estate is typically beyond the expertise and resources of the lone average investor. We further believe that our services will appeal to investors seeking a means to invest in quality real estate and looking to take advantage of our ability to research, source, analyze and acquire attractive properties and offer to investors the opportunity to participate with other like-minded investors at a comfortable investment level.

We have not yet commenced our proposed business operations and, as a result, do not currently have any existing investors, syndicates or limited partnerships.

Product Analysis
----------------
Our real estate consultant activities will be focused on multi-family dwellings in suburban and town locales in the Canadian Provinces of British Columbia and Alberta. This will allow our management to take full advantage of their knowledge of these markets, the historically low and below-replacement cost prices in many areas, and as a result of concentration of product, lower management costs due to efficiencies of scale.
Considerable effort will be placed on arranging acquisitions in British Columbia, given the current depressed, but recovering, state of the economy. We do not currently intend to expand our operations outside of Canada, where our management is located. Our management has considerable expertise in the acquisition and management of multi-family rental, and small office and retail properties. Our initial focus will be on the establishment of limited partnerships for the acquisition of mid-size multi-family properties (30-75 units). In the event properties are acquired in Canada outside of the Provinces of B.C. and Alberta, Synreal Services would allocate to local partners up to 25% of the Investment Arrangement Fee for sourcing investment opportunities and up to 20% of the annual Asset Management Fee.
 We will serve as the general partner of all of our limited partnerships, notwithstanding our engagement, from time to time, of a local partner, on a fee-for-service basis.

In summary, through existing business contacts, our management is attempting to locate opportunities for prospective limited partners to invest in undervalued real estate assets and will use their management and construction expertise to enhance the value of the limited partnership's real estate holdings with their experienced management and marketing skills when a target asset is acquired.

Revenue Model
-------------
Synreal Services is a strictly fee-for-service operation. We will not invest in the acquisitions, nor will we obtain an interest in any property for arranging the acquisition for the limited partnership. Our principal source of revenues will arise from the various fees we will charge each limited partnership at the time of acquisition of the target asset and for the ongoing oversight and management activities of the limited partnership.

These fees will include:

-	Investment Arrangement Fee for sourcing the investment,
conducting pre-purchase due diligence, structuring and documenting the limited partnership, and arranging for limited partners/investors; such fee are estimated to be between 6% - 8% of the target asset's acquisition price;

-	Financial Arrangement Fee for arranging mortgage financing
for the limited partnership; such fee to be between 1% and 2% of the mortgage amount;

-	Asset Management Fee for administering limited partnership
agreement, overseeing third party property managers, regular reporting to limited partners, engaging various professionals (i.e. accountants, lawyers) on behalf of limited partnership, making distributions pursuant to limited partnership agreement (such administration will commence on acquisition and continue until such time that Synreal Services Corp. is removed by the limited partners of an investment by simple majority vote); such fee to be between 1.5% and 3% of the limited partnership's annual gross income; and

-	Property Management Fee for local real estate assets, as we
may act as the day-to-day property manager; such fee to be no more than the industry standard rate (typically 3% to 5%
of gross revenues for multi-family properties and 4% to 6% of gross revenues for commercial properties).

After the establishment of our core business, we intend to offer other complementary fee-generating services, which may include real estate brokerage, mortgage brokerage and third-party property management.

Target Market
-------------
We are attempting to develop a small, but loyal, clientele, who would desire participation on a repeat basis, in diverse syndicated real estate investments. It is anticipated that the profile of such investors would be high income earning professionals, who are looking to add real estate to their investment portfolios and wish to do so as a member of an investment syndicate, along with a small group of other like-minded and like-profiled investors. We will seek to establish a reputation as an exclusive boutique-like blue chip consultation service. Our initial geographic client market focus areas are the Provinces of British Columbia and Alberta,
Canada.

Advertising and Promotion
-------------------------
We intend to promote our business primarily through the well-established financial advisor community and will offer a competitive commission of 5% to 7% of equity sourced; a level of commission that will enhance a devoted network. We believe this commission structure will prove to be a strong incentive to registered agents because of its competitive structure. Anthem Properties and Sammoth Properties, our main competitors, offer a 5-6% commission, respectively, to registered dealers.

Initial advertising or promotions will be specifically placed to maximize exposure to financial advisors and well-healed investors through the business section in local newspapers, regional and national finance magazines and newsletters, local radio investor talk shows.

After the initial start-up period, it is expected that new limited partners will come by way of referral from existing limited partners.

Policies with Respect to Certain Activities
-------------------------------------------
Issuing Senior Securities - We do not intend to issue senior securities and have not issued any senior securities since inception. The issuance of senior securities, if the Board of Directors so recommends, would be subject to prior approval of our stockholders.

Borrowing Money - We will initially fund our business operations with current cash in the bank. Further funds for operation will be generated by fee revenues generated from our consulting services. Borrowing for the acquisition of real estate by limited partnerships will be undertaken by us on behalf of each individual limited partnership. We intend to arrange for mortgage financing on behalf of each limited partnership to the extent of 60 to 65% of the purchase price of the specific property to be acquired by the limited partnership. The borrowings will be property specific and will not be cross-collateralized with any other borrowing arranged by us on behalf of any other limited partnerships. Funds arranged on behalf of a limited partnership will be non-recourse (which is considered achievable, given the loan-to-value ratio will not exceed 65 percent on any mortgage facility). We have not engaged in any such borrowings since inception. This policy will not be changed without the prior approval of our stockholders.

Making Loans to Other Persons - It is our policy to not make loans to any other persons. This policy will not be changed without the prior approval of our stockholders. We have not made any loans to any persons since inception.

Investing in the Securities of Other Issuers - It is our policy not to invest in the securities of other issuers. This policy will not be changed without the prior approval of our stockholders. We have not made any investments in the securities of other issuers since inception.

Underwriting Securities of Other Issuers - It is our policy not to underwrite the securities of other issuers. This policy will not be changed without the prior approval of our stockholders. We have not underwritten the securities of any other issuers since inception.

Engaging in the Purchase and Sale (or turnover) of Investments - It is our policy to not directly or indirectly purchase or sell investments for our own account. It is our policy that the acquisition of real estate will be affected through and owned by the limited partnerships promoted by us. The limited partners of the respective limited partnerships will wholly own the beneficial interest of the underlying real estate and, as such, Synreal Services will not hold any beneficial ownership in any real estate holdings. Any change in this policy would require the prior approval of our stockholders. We have not engaged in the purchase and sale of investments since inception.

Offering of Securities in Exchange for Property - It is our policy not to offer securities in exchange for property. This policy will not be changed without the prior approval of our stockholders. We have not offered securities in exchange for property since inception and do not intend to offer securities in exchange for property in the future.

Repurchasing or Otherwise Reacquiring Shares or Other Securities
- It is our policy to not repurchase or otherwise reacquire our shares or other securities. This policy may be amended without the approval of our stockholders provided the cost for such repurchase or reacquisition does not exceed $10,000 in any fiscal year. We have not repurchased or otherwise reacquired any shares or other securities since inception.

Providing Annual Reports to Stockholders - It is our policy to provide annual reports to stockholders reporting on the number of limited partnerships established since inception and during the reporting period; the approximate value of real estate acquired by the limited partnerships since inception and during the reporting period; the current fee structure and any proposed changes thereto; and a description of proposed limited partnerships for the ensuing reporting period. The annual report to stockholders will contain financial statements certified by independent public accountants for the reporting period.

Investment Policies
-------------------
Investments in Real Estate or Interests in Real Estate - It is our policy, which may only be changed with the prior approval of our stockholders, to not make any investments in real estate or interests in real estate for our own account. Rather, we will propose investments to prospective limited partners, with such investments to be structured through limited partnerships wholly owned by the limited partners. The policies regarding the types of real estate investments to be proposed to the limited partnerships, which policies may be amended by our directors are as follows:

- 	Acquisitions will be limited to apartment buildings of 30
or more units located in regional districts or municipalities situated only in the Provinces of British Columbia and Alberta, Canada, with populations of a least 50,000. With a targeted minimum yield requirement of 8%, we intend to acquire 30-50 year old properties typically of 3 to 4 story wood-frame construction.

We will arrange the financing of acquisitions on behalf of the limited partnerships. Financing is expected to be limited to 60%
- 65% of the purchase price of the properties; this will enable the facilities to remain non-recourse in nature. The balance of monies required to complete the acquisition will be provided by the limited partners by way of subscription for limited partnership units. The properties will be managed by fee-for-service property managers engaged on behalf of the limited partnership by Synreal Services. We will be responsible for overseeing the activities of the property manager including routine inspections of the properties, reviewing operation reports, analyzing performance and doing all other things a prudent owner would do.

Properties will be acquired primarily for their ability to generate distributable cash flow for the limited partners and not with any specific expectation for capital gain at disposition.

Synreal Services will generate fees for the establishment of and asset management activities provided to the limited partnerships.

Investment in real estate mortgages - It is our policy to not invest in real estate mortgages. Further, it is our policy that we will not propose the investment in real estate mortgages to the limited partnerships.

Investment in securities of or interests in persons primarily engaged in real estate activities - It is our policy to not invest in any securities of, or interests in, persons primarily engaged in real estate activities. Further, it is our policy that we will not propose the investment in any securities of, or interests in, persons primarily engaged in real estate activities (other than in the establishment of the limited partnerships).

Investment in other securities - It is our policy to maintain our short-term assets in a very liquid form. There will be no investment in securities and cash will be invested in short term guaranteed deposits issued by a Schedule A Chartered Canadian
Bank.

Competition
-----------
In British Columbia and Alberta, Canada , there are presently very few reputable consultants offering opportunities for sophisticated syndicated real estate investment.

The foremost would be Anthem Properties, which commenced operations in 1991 and has arranged acquisitions on behalf of its clients with a cost base in excess of $400 million. Their current management portfolio of over 30 properties has an estimated value exceeding $350 million. It has been reported that Anthem has over 3,000 individual clients, representing over $100 million in equity.

Corporate Philosophy
--------------------
Stringent Financial Controls - Stringent financial checks and balances will be a hallmark of our activities to ensure that all investment consultant services and ongoing business affairs are handled in a conservative, responsible and professional manner.

These financial controls will include: monthly review of property operating statements for the limited partnerships; semi-annual review of the property operating statements by an independent accountant; quarterly or more frequent verification of trust accounts operated by property managers on behalf of the limited partnerships; annual reviews by an independent accountant of internal financial and management information systems. Our Board of Directors will, at a minimum, on a quarterly basis, review the underwriting analysis for each new or proposed limited partnership investment to ensure compliance with conservative purchase and financing assumptions (i.e. acquisition price is at or below market price, rents are at or below market rates, loan to value ratio does not exceed 65%, Limited Partnership Unit Distribution Policy is being complied with).

Individual Investment Integrity - It is intended that each investment syndicate will be a "stand-alone" group investment with no cross-guarantees or other financial support from us or any other investment syndicate.

Investment Management - For non-local investments, third-party property managers will be engaged to conduct the day-to-day management of the syndicated real estate. Local investments will be managed through an affiliate, pursuant to an arm's length management agreement which would be terminable by a majority (based on investment) vote of the investors of the syndicate in question. While we believe that our management skills and performance will be of the highest caliber so as to assure investor support and, hence, a continued source of management fees, we also believe that it is important to assure investors that should there develop a lack of confidence in our management skills, new and independent management could be readily put in place. Third-party property managers will be paid market fees for the management of limited partnership properties, which for apartment buildings typically ranges from 3-5% of the gross income. Competitive quotes will be obtained from at least two property managers in each market area before the awarding of a management contract.

Conservative Investment Profile - It is anticipated that recommended investments will be conservatively capitalized so there should not, except in extraordinary circumstances, be any requirement for a voluntary "cash call" to be made against investors. The fact that the properties will not be heavily leveraged (i.e. mortgages will not exceed 65 percent of
purchase price) will mean that the investment returns will
likely be less than more highly levered real estate projects marketed by other consultants [positive leverage is achieved by securing a mortgage with an interest rate lower
than the property capitalization rate (net income/purchase price) the higher the proportion of debt to the purchase price, the higher the return will be on the invested cash equity and
vice versa].   We believe that the profile of investor we
are seeking to attract will be interested more in preservation of capital than with searching out, at increased risk, the highest rates of return.

Factors For Success
-------------------
The principal competitive factors in our market and the keys to our success include the following:

- Impeccable reputation of our company and principals as trustworthy and expert real estate consultants
-  Network of financial professionals marketing our services
-  Customer service and satisfaction
- Variety of investment opportunities to appeal to wide-range of risk/return preferences
- Strategic advertising and promotions within financial community
-  Understanding our clients' needs
- Keeping abreast of trends in the rapidly evolving investment products industry

 Conflict of Interest
------------------------
Brian Chelin, one of our officers and directors, presently holds, and may continue to hold, and may attain new positions in other limited partnerships and entities, some of which may have the same or similar investment objective as the partnerships to be established by us. Mr. Chelin also presently manages, and expects to continue to manage, one multi-family and one office real estate limited partnership (both established before the inception of Synreal Services) as a principal of the general partner. Neither he, nor any other director or officer of Synreal Services, will participate in, with, or as a promoter or general partner of any non-Synreal Services limited partnership offering where the underlying real estate of such offering could fall within the Investment Policies of Synreal Services. Mr. Chelin is also a director and officer of Lanyard Financial Corporation, an originator and promoter of syndicated mortgage investment products. The mortgage product offerings of Lanyard Financial Corporation may compete with the real estate offerings of Synreal Services.

Lanyard Financial Corporation arranges and packages non-conventional mortgages (i.e. loans exceeding 75% of asset value and/or impaired Borrower creditworthiness). Synreal Services will be obtaining conventional low loan to value mortgages directly from banks, credit unions, life insurance companies and pension funds, and any fees earned in arranging financing for our limited partnership offerings will be only for the account of Synreal Services. We will not, in any circumstances, engage the services of Lanyard Financial Corporation.

Prior Performance of Synreal Services and Affiliates
---------------------------------------------------------
As of the date of this registration statement, we have not yet commenced business operations, including the offering of real estate limited partnerships. Brian Chelin, a director and officer, has, in the past 10 years, been involved in two non-public real estate limited partnership offerings, which raised in aggregate $1,283,000 in capital from 29 different investors (31 limited partners in total; two persons participating in both limited partnerships). One limited partnership acquired a 31-suite rental apartment building, located in Winnipeg, Manitoba, for $477,000 in January 1997. The property acquisition and soft costs associated therewith of $6,000 were financed with a $333,000 (70% of purchase price) credit union first mortgage  and
$150,000 in limited partnership capital (contributed by
nine limited partners).   It has provided an annualized
13.6% cash on cash return to the limited partners since inception. A second limited partnership acquired a 34,000 square foot medical office building, located in Victoria, British Columbia, for $3,706,000 in January 2001. This property acquisition and soft costs associated therewith of $160,000 were financed with a $2,733,000 (73%
of purchase price) credit union first mortgage and $1,133,000 in limited partnership capital
(contributed by 22 limited partners). The property has not yet completed its first year of operation and, as a result, annual income and return figures are not currently available. Rental apartment and office properties account for 11 percent and 89 percent of the total purchase price of properties acquired, respectively. Both properties acquired represent used real estate. Neither property has been sold and they both continue to be held by the limited partnerships which acquired them.

We have not yet formulated a policy for the resolution of any conflicts with our officers and directors.

Employees
---------
At the present time, we have no employees other than our officers and directors who devote their time either as needed or on a full-time basis to the business. We intend to add staff as needed as and when we expand our business operations.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION
--------------------------------------------------------
Plan of Operation
-----------------
We expect our current cash in the bank, plus revenues we expect o derive from our business operations to satisfy our cash requirements for business operations for at least the next
12 months without having to raise additional funds or seek bank loans.

As of the date of this registration statement, we have not yet commenced business operations, generated any revenues or expended any significant amount of money for research and development. During the next 12 months, we intend to spend approximately $22,000 on advertising, marketing and promotion of our services. During the next 12 months, we do not intend to purchase any significant property or equipment.

Results of Operations
---------------------
For the period from inception to September 30, 2001, we had no revenues and incurred net operating losses of $9,646 for general and administrative expenses. Net cash provided by financing activities was $65,000 for the period from inception to September 30, 2001. Our ability to continue as a going concern is dependent on our ability to generate revenues or raise funds through sale of our equity securities for use in administrative and investment activities.

ITEM 3.   DESCRIPTION OF PROPERTY
---------------------------------
We do not own any property. We are currently using the business offices of our President, Brian Chelin, at Suite 600-890 West Pender Street, Vancouver, BC, Canada V6C 1J9, on a rent-free basis. The business premises consist of a single office and secretarial support. At such time as these premises are no longer sufficient for our business operations, we will lease larger office space in downtown Vancouver at competitive market rates.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT
------------------------------------------------------------
The following table sets forth certain information regarding our Common Stock beneficially owned on September 30, 2001, for
(i)each shareholder known by us to be the beneficial owner of five (5%) percent or more of our issued and outstanding Common Stock,
(ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. At September 30, 2001, there were 2,200,000 shares of our Common Stock issued and outstanding.

Name and Address         Amount and Nature of
 of Beneficial                Beneficial            Percent of
   Owner (1)                 Ownership (2)            Class
----------------        ---------------------       ----------
Brian Chelin (3)            500,000 Direct		22.5%
600-890 W. Pender Street
Vancouver, BC Canada V6C 1J9

Jennifer Wallace (3)        500,000 Direct            22.5%
600-890 W. Pender Street
Vancouver, BC Canada V6C 1J9
----------------------------
All Executive Officers and
Directors as a group
(2 persons)                  1,000,000                 45%

(1) The persons named above, who are the only officers, directors and principal shareholders of Synreal Services Corp., may be deemed to be "parents" and "promoters" our company, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct securities holdings. These persons are the only "promoters" of our company.

(2) In general, a person is considered a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

(3) Brian Chelin and Jennifer Wallace are husband and wife.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
EMPLOYEES
----------------------------------------------------------------
The following table sets forth the names, positions and ages of the executive officers and directors. Directors are elected at the annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

Name                        Age      Position(s)
----                        ---      -----------
Brian Chelin                36      President, Treasurer and
                                    Director

Jennifer Wallace		    30      Secretary and Director

Background of Officers and Directors
------------------------------------
Brian Chelin has been the President, Treasurer and a Director since inception. He is the husband of Jennifer Wallace, an offier and director. Mr. Chelin has 11 years experience in real estate investment and finance. From August 1999 to the present, he has also been a manager and a co-owner of Lanyard Financial Corporation, a company specializing in syndicated mortgage investments in the Pacific Northwest and Alberta, Canada. From June 1994 to August 1999, he was Asset Manager and Assistant Vice-President of Hyland Turnkey Limited, an international real estate development, investment and management company based in Vancouver, BC. From 1992 to 1994, Mr. Chelin was an Account Manager with Sun Life Trust of Canada underwriting and managing a $50 million mortgage portfolio including special

(default) accounts. He has been the originator and general partner in a number of successful private issuer real estate syndicates. Mr. Chelin graduated from the University of British Columbia in 1989 with a Bachelor of Commerce Degree specializing in Urban Land Economics. He also obtained a diploma from the University of Copenhagen in 1988 in International Business Studies. Mr. Chelin devotes full time to our business operations.

Jennifer Wallace has been Secretary and a Director since inception, and is the wife of Brian Chelin. From November
1999 to the present, she has been a partner in Seniority Lifestyle Strategies, a housing consultation service, which assists aging adults and their families in determining their housing requirements and options when they are no longer self-sufficient. From 1998 to present, she has developed and coordinated a pilot project in partnership with the British Columbia Housing and Management Corporation and the Vancouver/ Richmond Health Board, which established a new model of supportive housing in the public sector. From 1995 to 1999, She was a full-time post-graduate student at Simon Fraser University, where she graduated in 1999 with a Master of Arts Degree in Gerontology, specializing in housing issues. She also graduated from the University of Western Ontario in 1992 with a Bachelor of Arts Degree in Sociology. Ms. Wallace will devote approximately 10 hours per week to our business operations.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------
Our officers and directors do not presently receive a salary for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on behalf of our company. Therefore, no summary compensation tables are included herein.

Employment Agreements
---------------------
The officers and directors are not currently party to any employment agreements with us. We presently have no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------
 Brian Chelin, one of our directors and officers, is also a director and officer of Lanyard Financial Corporation, an originator and promoter of syndicated mortgage investment products. Lanyard Financial Corporation arranges and packages non-conventional mortgages (i.e. loans exceeding 75% of asset value and/or impaired Borrower creditworthiness). While the mortgage product offerings of Lanyard Financial Corporation are on average of short duration (less than 12 months) and offer strictly investment income (i.e. no capital gains), they may, as a financial investment product, nonetheless compete with our real estate offerings, thereby creating a potential conflict of interest. We will be obtaining conventional low loan-to-value mortgages directly from banks, credit unions, life insurance companies and pension funds and any fees earned in arranging financing for our limited partnership offerings will be for our account only. We will be obtaining financing on behalf of the limited partnerships directly and will not engage the services of Lanyard Financial Corporation. Mr. Chelin also presently holds, and may continue to hold, and may attain new positions in other limited partnerships and entities, some of which may have the same or similar investment objective as the partnerships established by us. He also presently manages, and expects to continue to manage, one multi-family and one office real estate limited partnership (both established before our inception) as a principal of the general partner. Neither he, nor any other director or officer of Synreal Services, will participate in, with or as a promoter or general partner of any non-Synreal Services limited partnership offering where the underlying real estate of such offering could fall within the Investment
Policies of Synreal Services. We have not yet formulated a policy for the resolution of conflicts.

ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------
At March 31, 2001, there were 2,200,000 shares of our common stock issued and outstanding.

Common Stock
------------
The authorized capital stock of Synreal Services Corp. consists of 100,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs; (iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to our Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative Voting
---------------------
The holders of shares of our Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Cash Dividends
--------------
As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into our business.

Reports
-------
We will furnish audited annual financial reports to stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports, reviewed by our independent accountants.

Stock Transfer Agent
--------------------
Our stock transfer agent is Transfer Online of Portland, Oregon, an independent stock transfer agency.


                           PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
-------------------------------------------------------------
At September 30, 2001, there were 34 shareholders of record of our Common Stock. Our Common Stock is currently listed for trading in the "pink sheets" under the trading symbol, "SYSC"; however, no trading has yet commenced.

ITEM 2. LEGAL PROCEEDINGS
-------------------------
To the best of our knowledge, there are no material legal proceedings filed or threatened against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------
Clyde Bailey P.C., independent chartered accountant, has been our only auditor since inception and there have been no disagreements between us and Clyde Bailey P.C.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------
On August 28, 2000, 500,000 shares of restricted Common Stock were issued to each of Brian Chelin and Jennifer Wallace, our officers and directors, in exchange for organizational services and expenses, proprietary rights, business plans and cash in the amount of $2,500 U.S. each, or $.005 per share, from each. This transaction was conducted in reliance upon an exemption from registration provided under Section 4(2) of the Securities Act of 1933, based upon the fact that the sales were made by the Issuer in transactions not involving any public offering .

On December 21, 2000, a total of 1,200,000 shares of Common Stock were issued to 32 investors in exchange for $60,000 U.S., or $.05 per share, pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division on November 3, 2000. All of such shares were sold to accredited and unaccredited investors who were friends, family members, acquaintances and/or business associates of our officers and directors.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------
Pursuant to the Articles of Incorporation and By-Laws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                          PART F/S

Our financial statements and supplementary data are included herein.

Following are our unaudited financial statements for the period from inception on August 28, 2000 to September 30, 2001, and audited financial statements for the year ended December 31, 2000, prepared by Clyde Bailey P.C., Independent Chartered
Accountant.

                           SYNREAL SERVICES CORP.


                             September 30, 2001
















                             Clyde Bailey, P.C.
                       Certified Public Accountant
                         10924 Vance Jackson #404
                         San Antonio, Texas 78230

                REPORT OF INDEPENDENT ACCOUNTANT

To the Board of Directors
Synreal Services Corp.
(a Nevada corporation)


We have made a review of the balance sheet of Synreal Services Corp. ("Company"), a development stage enterprise, as of September 30, 2001, and the related statements of operations and cash flows for the period from inception (August 28, 2000) to September 30, 2001, and for the three and nine month period ended September 30, 2001, in accordance with the standards established by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management.

A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical review procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet as of December 31, 2000, and the related statements of operations, cash flows and changes in common shareholders' equity (deficit) for the period then ended; and in our report dated January 25, 2001, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of September 30, 2001 and the related statement of income and the statement of cash flows for the three and nine month period ended September 30, 2001, and for the period from inception (August 28, 2000) to September 30, 2001, is fairly stated in all material respects.

                        /s/ Clyde Bailey P.C.
San Antonio, Texas
November 21, 2001

                              Synreal Services Corp.
                        (A Development Stage Enterprise)
                                 Balance Sheet
                              (Unaudited)

                                   A S S E T S
                                   -----------
                                         September 30  December 31
                                             2001          2000
                                          (Unaudited)   (Audited)
Current Assets
--------------
     Cash                                $     55,436  $    62,249
                                         ------------  -----------
          Total Current Assets                 55,436       62,249
                                         ------------  -----------
          Total Assets                   $     55,436  $    62,249
                                         ============  ===========

                              L I A B I L I T I E S
                              ---------------------
Current Liabilities
-------------------
     Taxes Payable                                  -            -
                                         ------------  -----------
          Total Current Liabilities                 -            -
                                         ------------  -----------
          Total Liabilities                         -            -

     Commitments and Contingencies                  -            -

                      S T O C K H O L D E R S '   E Q U I T Y
                      ---------------------------------------
Common Stock                                    2,200        2,200
     100,000,000 authorized shares,
       par value $.001
     2,200,000 shares issued and outstanding

Additional Paid-in-Capital                     62,800       62,800
Accumulated other comprehensive income             82           82
Accumulated Deficit during the
   Development Period                          (9,646)      (2,833)
                                          -----------    ---------
   Total Stockholders' Equity (Deficit)        55,436       62,249
                                          -----------    ---------
          Total Liabilities and Stockholders'
          Equity                           $   55,436    $  62,249
                                           ==========    =========

The accompanying notes are integral part of consolidated financial statements.

                              Synreal Services Corp.
                       (A Development Stage Enterprise)
                            Statement of Operations
                     For the period ended September 30, 2001

                            For the Three  For the Nine   From 8/28/000
                            Month Period   Month Period   (Initial) to
                               Ended           Ended      September 30
                            September 30   September 30
                            -------------------------------------------
                                2001            2001           2001
                            -------------------------------------------
Revenues:
---------
Revenues                    $     -         $       -       $     -
                            -------------------------------------------
 Total Revenues             $     -         $       -       $     -

Expenses:
---------
Professional Fees                 450          5,750            5,750
Operating Expenses                 93          1,500            4,251
                            -------------------------------------------
 Total Expenses                   543          7,250            10,001

 Net Loss from Operations  $     (543)      $ (7,250)       $  (10,001)

Other Income:
-------------
Interest Income                   355            355               355
                           --------------------------------------------
 Net Loss before Taxes           (188)        (6,895)           (9,646)

Provision for Income Taxes:
---------------------------
Income Tax Benefit                  -              -                 -
 Net Loss                  $     (188)      $ (6,895)       $   (9,646)
                           ===========================================

Basic and Diluted Earnings
Per Common Share                 (0.00)        (0.00)            (0.01)
                           -------------------------------------------
Weighted Average number
of Common Shares used in
per share calculations       2,200,000     2,200,000         1,685,714
                           ===========================================

The accompanying notes are integral part of consolidated financial statements.

                             Synreal Services Corp.
                       (A Development Stage Enterprise)
                       Statement of Stockholders' Equity
                           As of September 30, 2001
                                       Accumulated
                                         Other
                   $0.001   Paid-In Comprehensive Accumulated Stockholders'
          Shares  Par Value Capital  Income(Loss)  Deficit       Equity
         -------  --------- ------- -------------  ---------- ------------
Balance,
August 28,
2000           -   $    -   $    -     $      -      $      -   $      -

Stock
Issuance  1,000,000    1,000     4,000        -             -       5,000

Stock
Issued-   1,200,000    1,200    58,800                             60,000
504
Offering

Comprehensive
Income (Loss):

Net (Loss)                                               (9,646)   (9,646)

Foreign
Currency
Translation
Gain                                         82                        82

Total
Comprehensive
Loss)                                                              (9,564)
          ---------  --------  -------   ----------    --------    -------
Balance,
Sept. 30,
2001      2,200,000    2,200    62,800       82          (9,646)    55,436
          =========   ======    ======   ==========    ========    =======

                                Synreal Services Corp.
                           (A Development Stage Enterprise)
                               Statement of Cash Flows
                                      For the Nine   From 8/28/00
                                      Month Period   (Initial) to
                                          Ended      September 30
                                      September 30
                                      ------------   ------------
                                          2001           2001
                                      ------------   ------------
Cash Flows from
Operating Activities:
--------------------
Net Income (Loss)                    $    (6,895)    $   (9,646)
Foreign Currency Gain                         82             82
Changes in operating assets
and liabilities:                               -              -
                                     -------------   ------------
          Total Adjustments                    -              -
                                     -------------   ------------
Net Cash Used in Operating
Activities                           $    (6,813)    $   (9,564)

Cash Flows from Investing Activities:
------------------------------------
     Capital Expenditures                      -               -
                                     -------------   ------------
Net Cash Used in Investing Activities          -               -
                                     -------------   ------------
Cash Flows from Financing Activities:
-------------------------------------
     Note Payable                              -               -
     Common Stock                              -          65,000
                                     -------------   ------------
Net Cash Provided for Financing
   Activities                        $         -     $    65,000
                                     -------------   ------------
Net Increase (Decrease) in Cash      $    (6,813)    $    55,436
Cash Balance, Begin Period                62,249               -
                                     -------------   ------------
Cash Balance, End Period             $    55,436     $    55,436
                                     =============   ============
Supplemental Disclosures:
 Cash Paid for interest              $         -     $         -
 Cash Paid for income taxes          $         -     $         -

The accompanying notes are integral part of consolidated financial statements.

                        Synreal Services Corp.
                       Notes to Financial Statements

NOTE 1 - BASIS OF PRESENTATION
------------------------------
The unaudited financial statements included herein have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 301(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the period ended September 30, 2001 and cumulative since inception (August 28, 2000 through September 30, 2001) are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. For further information, the statements should be read in conjunction with the financial statements and notes thereto included in the Company's registration statement on Form 10SB, as amended.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
---------------------------------------
NATURE OF BUSINESS
------------------
Organization
------------
Synreal Services Corp. ("the Company") was incorporated under the laws of the State of Nevada on August 28, 2000 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 100,000,000 authorized shares with a par value of $.001 per share and with 2,200,000 shares issued and outstanding as of September 30, 2001. The fiscal year end will be December 31.

Development Stage Enterprise
----------------------------
The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Fixed Assets
------------
The Company has no fixed assets at this time.

Federal Income Tax
------------------
The Company will be taxed under Subchapter C of the Internal Revenue Code for its US operations. The Company has adopted the provisions of Financial Accounting Standards Board Statement
No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. "Accounting for
Income Taxes", which requires an asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards  (SFAS) No.
128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Comprehensive Income
--------------------
Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Segments of an Enterprise and Related Information
-------------------------------------------------
Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in Interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Accounting for Derivative Instruments and Hedging Activities
------------------------------------------------------------
Statement of Financial Accounting Standards (SFAS) 133,
"Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for sale security, or a foreign-currency-denominated forecasted transaction. Because the Company has no derivatives, this accounting pronouncement has no effect on the Company's financial statements.

Fair Value of Financial Instruments
-----------------------------------
The Financial Accounting Standards Board ("FASB") Statement No.
107. "Disclosure About Fair Value of Financial Instruments" is a part of a continuing process by the FASB to improve information on financial statements. The carrying amounts reported in the balance sheets for the Company's assets and liabilities approximate their fair values as of December 31, 2000 and September 30, 2001.

Note 3 - COMMON STOCK
---------------------
A total of 1,000,000 shares of stock were issued pursuant to a stock subscription agreement for $0.005 per share for a total of $5,000 to the original officers and directors.

In December of 2000, a Rule 504 offering was completed whereby 1,200,000 shares of common stock were issued at $.05 per share for a total of $60,000. The funds are to be used for expenses and working capital.

Note 4 - SUPPLEMENTARY OF SCHEDULE OF NONCASH ACTIVITIES
--------------------------------------------------------
No amounts were actually paid for either interest or income taxes during the year ended December 31, 2000 or the period ended
September 30, 2001.

Note 5 - ORGANIZATION COSTS
---------------------------
The Company has incurred legal, accounting and other formation costs. During the year ended December 31, 2000 and quarter ended
September 30, 2001, these costs were charged to operations in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5.

Note 6 - RELATED PARTIES
------------------------
The company neither owns nor leases any real or personal property.
An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests.
The Company has not formulated a policy for the resolution of such conflicts.

Note 7 - SUBSEQUENT EVENTS
--------------------------
There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                          SYNREAL SERVICES CORP.


                             December 31, 2000
















                             Clyde Bailey, P.C.
                       Certified Public Accountant
                         10924 Vance Jackson #404
                         San Antonio, Texas 78230

CLYDE BAILEY, P.C.
Certified Public Accountant
10924 Vance Jackson #404
San Antonio, Texas 78230
(210) 699-1287(ofc.)(888) 699-1287  (210) 691-2911 (fax)
Member:  American Institute of CPA's and Texas Society of CPA's

To the Board of Directors
Synreal Services Corp.
(a Nevada corporation)

                       INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of Synreal Services Corp. (Company) as of December 31, 2000 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows from August 28, 2000 to December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The Company is a development stage enterprise, as defined in F inancial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

/s/ Clyde Bailey P.C.

San Antonio, Texas
January 25, 2001

                              Synreal Services Corp.
                        (A Development Stage Enterprise)
                                 Balance Sheet
                            As of December 31, 2000

                                   A S S E T S
                                   -----------

Current Assets
--------------
     Cash                                          $     62,249
                                                   ------------
          Total Current Assets                           62,249
                                                   ------------
          Total Assets                             $     62,249
                                                   ============
                              L I A B I L I T I E S
                              ---------------------
Current Liabilities
-------------------
     Taxes Payable                                             -
                                                    ------------
          Total Current Liabilities                            -
                                                    ------------
          Total Liabilities                                    -

     Commitments and Contingencies                             -

                      S T O C K H O L D E R S '   E Q U I T Y
                      ---------------------------------------
Common Stock                                             2,200
     100,000,000 authorized shares, par value $.001
     2,200,000 shares issued and outstanding

Additional Paid-in-Capital                              62,800
Accumulated other comprehensive income                      82
Accumulated Deficit during the Development Period       (2,833)
                                                   -----------
          Total Stockholders' Equity (Deficit)          62,249
                                                   -----------
          Total Liabilities and Stockholders'
          Equity                                    $   62,249
                                                    ==========

The accompanying notes are integral part of consolidated financial statements.

                              Synreal Services Corp.
                       (A Development Stage Enterprise)
                            Statement of Operations
                     For the period ended December 31, 2000

                                  For the          From
                                Period Ended     Inception
                             December 31, 2000 December 31, 2000
                             ----------------- -----------------
Revenues:
---------
Revenues                        $       -        $       -
                                -----------      -----------

Total Revenues                  $       -        $       -

Expenses:
---------
  Operating Expenses                  2,833           2,833
                                -----------      -----------
  Total Expenses                      2,833           2,833
  Net Loss from Operations           (2,833)         (2,833)

  Net Income before Taxes            (2,833)         (2,833)

Provision for Income Taxes:
---------------------------
Income Tax Benefit                       -               -
  Net Loss                      $    (2,833)     $   (2,833)
                                ============     ===========

Basic and Diluted Earnings Per
Common Share                           Nil              Nil
                                ------------     -----------

Weighted Average number of
Common Shares used in per
share calculations                1,300,000       1,300,000
                                ============     ===========


The accompanying notes are integral part of consolidated financial statements.

				      Synreal Services Corp.
                           (A Development Stage Enterprise)
                             Statement of Cash Flows


                           Period Ended            Inception to
                         December 31, 2000        December 31, 2000
                         -----------------        -----------------

Cash Flows from
Operating Activities:
--------------------
 Net Income (Loss)                  $   (2,751)         $    (2,751)
  Accounts Payable                           -                    -
                                    ----------          ------------
   Total Adjustments                    (2,751)         $    (2,751)
Net Cash Used in
Operating Activities                $   (2,751)         $    (2,751)
Cash Flows from
Investing Activities:
---------------------
  Capital Expenditures                       -                    -
                                    ----------          ------------
Net Cash Used in
Investing Activities                $        -          $         -
                                    ----------          ------------
Cash Flows from
Financing Activities:
---------------------
    Common Stock                       65,000                65,000
                                    ---------           ------------
Net Cash Provided for
Financing Activities                   65,000                65,000
                                    ---------           ------------
Net Increase (Decrease)
in Cash                                62,249                62,249

Cash Balance, Begin Period                  -                     -
                                    ---------           -----------
Cash Balance, End Period            $  62,249           $    62,249
                                    =========           ===========
Supplemental Disclosures:
 Cash Paid for interest             $       -           $         -
 Cash Paid for income taxes         $       -           $         -

The accompanying notes are integral part of consolidated financial statements.

                             Synreal Services Corp.
                       (A Development Stage Enterprise)
                       Statement of Stockholders' Equity
                             As of December 31, 2000
                                         Accumulated
                                           Other
                    $0.001    Paid-In  Comprehensive Accumulated Stockholders'
           Shares  Par Value  Capital   Income(Loss)  Deficit      Equity
         --------- ---------  -------  -------------  ---------- ------------
Balance,
August 28,
2000           -    $    -   $    -     $      -      $      -   $      -

Stock
Issuance  1,000,000    1,000     4,000         -             -       5,000

Stock
Issued-   1,200,000    1,200    58,800                              60,000
504
Offering

Comprehensive
(Loss):

Net (Loss)                                               (2,833)   (2,833)

Foreign
Currency
Translation
Gain                                             82                    82
Total
Comprehensive
(Loss)
(2,751)
             ---------  --------   -------   ---------  --------  -------
Balance,
December 31,
2000        2,200,000    2,200      62,800       82     (2,833)    62,249
            =========   ======      ======   =========  ========   ======

                    Synreal Services Corp.
                 Notes to Financial Statements

Note 1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------
Organization
------------
Synreal Services Corp. ("the Company") was incorporated under the laws of the State of Nevada on August 28, 2000 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 100,000,000 authorized shares with a par value of $.001 per share and with 2,200,000 shares issued and outstanding as of December 31, 2000. The fiscal year end will be December 31. The Company has been inactive since inception and has little or no operating revenues or expenses.

Development Stage Enterprise
----------------------------
The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation Plans
------------------------------SFAS No. 123, "Accounting for Stock-Based
Compensation," allows
for either the adoption of a fair value method for accounting for stock-based compensation plans or for the continuation of accounting under Accounting Principles Board ("APB") Opinion
No. 25, "Accounting for Stock Issued to Employees," and related interpretations with supplemental disclosures.

The Company has chosen to account for its stock options using the intrinsic value based method prescribed in APB Opinion
No. 25 and, accordingly, does not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value of the stock at the date of grant.

Foreign Currency
----------------
The Company's primary operations are located in Canada. Revenue is recorded in US Dollars.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Comprehensive Income
--------------------
Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Segments of an Enterprise and Related Information
-------------------------------------------------
Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Note 2  -  Common Stock
-----------------------
A total of 1,000,000 shares of stock were issued pursuant to a stock subscription agreement for $0.005 per share for a total of $5,000 to the original officers and directors.

In December of 2000, a Rule 504 offering was completed whereby
1,200,000 shares of common stock were issued at $.05 per share for a total of $60,000. The funds are to be used for expenses and working capital.

Note 3  -  Related Parties
--------------------------
The Organization has no significant related party transactions and/or relationships any individuals or entities.

Note 4 - Income Taxes
---------------------
Deferred income taxes arise from temporary differences resulting from the Company's subsidiary utilizing the cash basis of accounting for tax purposes and the accrual basis for financial reporting purposes. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing Differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company's material temporary differences consist of bad debt expense recordedin the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

Note 5  -  Subsequent Events
----------------------------
There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                                     PART III

Item 1.  Index to Exhibits
--------------------------

Exhibit No.		Description		           	     Page No.
-----------       -----------             	     --------

   2             	Articles of Incorporation       		*
                  and Bylaws

  10	            Consent of Accountant           	     42

  11              Opinion re Legality             		*

  15(i)           Proposed Form of Limited        		*
                  Partnership Agreement and
                  Subscription Form

  15(ii)          Limited Partnership Unit        		*
                  Distribution Policy


*  Previously filed and incorporate herein by reference.

                              SIGNATURES
                              ----------

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         SYNREAL SERVICES CORP.

Date: November 21, 2001    By:/s/ Brian Chelin, President,
		                      Treasurer and Director


Date: November 21, 2001    By:/s/ Jennifer Wallace, Secretary
                  	          and Director